Exhibit (a)(2)

LEXENT INC. MERGER CLOSES

NEW YORK, December 23, 2003 – Lexent Inc. (OTCBB: LXNT), an infrastructure services provider delivering a full spectrum of design, program management and deployment services in some of the nation’s largest metropolitan markets, today announced that the “going private” merger transaction with LX Merger Corp., an entity owned entirely by Hugh J. O’Kane, Jr., Lexent’s Chairman, and Kevin M. O’Kane, Lexent’s Chief Executive Officer and Vice Chairman, has closed. In accordance with the merger agreement, Lexent stockholders will receive $1.50 in cash for each of the issued and outstanding shares of Lexent common stock they owned at the time of the merger. Each holder of options to purchase Lexent common stock (whether or not exercisable at the time of the merger) will receive cash, without interest, for each share of Lexent common stock subject to such option, the excess, if any, of $1.50 per share over the exercise price of such option, less any applicable withholding taxes. To the extent that the exercise price of such option was greater than or equal to $1.50, such option was terminated and canceled without any consideration being payable to the holder of such option.

As a result of the merger, Lexent’s common stock will no longer be publicly traded.

Kevin M. O’Kane, Lexent’s Chief Executive Officer and Vice Chairman, said: “We are pleased by the successful consummation of the merger and want to thank our public stockholders for their support. We look forward to continuing to provide high quality services to our customers.”

Hugh J. O’Kane, Jr., Lexent’s Chairman, added: “It gives me great satisfaction to complete the transaction, which will provide our stockholders with a cash merger consideration of $1.50 per share. Stockholders will be receiving instructions in the next few days about how to exchange their Lexent shares for cash.”

About Lexent Inc.

Leveraging more than fifty years of experience, Lexent (OTCBB: LXNT) is an infrastructure services company that designs, deploys and maintains fiber optic, electrical and life safety systems for telecommunications carriers and enterprise organizations in some of the largest national metropolitan markets. Supporting the above offerings, Lexent provides a full spectrum of project management and specialized maintenance services to utility, telecommunications, real estate, government and large enterprise customers. The Company has offices in New York, Washington D.C., Long Island, and the states of New Jersey and Florida. For additional information on the Company, see Lexent’s web site at http://www.lexent.net.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended,, which may be identified by the use of words such as “believes”, “anticipates”, “expects”, “intends”, “will”, “expects”, and other similar expressions. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. These risks are more fully outlined in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 and other SEC filings, including the Company’s definitive proxy statement dated November 20, 2003.

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